Neovasc to Participate in Sidoti December Virtual Microcap Conference

VANCOUVER and MINNEAPOLIS - via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that its management team will be participating in the Sidoti December Virtual Microcap Conference to be held December 8-9, 2021.  Fred Colen, President and Chief Executive Officer, will give a presentation on Wednesday, December 8 at 3:15 pm EST.  A link to the live webcast of the presentation will be available in the Investor Relations section of the Neovasc website at https://www.neovasc.com/investors/. The recording will be archived for 90 days.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel, and Europe. For more information, visit: www.neovasc.com.

About Sidoti & Company

For over two decades, Sidoti & Company (http://www.sidoti.com) has been a premier provider of independent securities research focused specifically on small and microcap companies and the institutions that invest in their securities, with most of its coverage in the $100 million-$5 billion market cap range. The firm's approach affords companies and institutional clients a combination of high-quality research, a small- and microcap-focused nationwide sales effort, broad access to corporate management teams, and extensive trading support. Sidoti serves 500+ institutional clients in North America.

Contacts

ICR Westwicke

Investors:

Mike Cavanaugh

ICR Westwicke

Phone: +1.617.877.9641

Email: Mike.Cavanaugh@westwicke.com

Media:

Sean Leous

ICR Westwicke

Phone:  +1.646.866.4012

Email: Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, expectations as to the future growth of the Company, the expansion of its product range and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.